Mail Stop 4561
						June 29, 2005
Corey M. Horowitz
Chairman and CEO
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1028
New York, NY  10022

	Re:	Network-1 Security Solutions, Inc.
		Registration Statement on Form S-3
		Filed June 21, 2005
		File No. 333-126013
		Form 10-KSBor the year ended December 31, 2004
		File No. 1-15288

Dear Mr. Horowitz:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this respect, it does not appear that you are eligible to file a registration statement on Form S-3. More specifically, we note that securities of Network-1 are traded on the
OTCBB, which is not an automated quotation system of a national securities association for the purposes of instruction I.B.3. of the general instructions to the Form S-3. Please see telephone interpretation H.54 relating to Form S-3. We will not perform a detailed examination of the registration statement and will determine the scope of our review of your filings when you should submit a filing on an available form. To assist you in your preparation of the amended filing, we provide several comments below concerning your selling shareholder disclosure.

	We conducted a preliminary review of the financial statements in the Form 10-KSB referenced above, and based on that limited review, we also have the following comments on that Form 10-KSB. Any amended filing should be responsive to the following comments.

Selling Stockholders

1. Please identify the natural person or persons who have voting
or
investment control over each of the selling shareholders listed in
the table that is a legal entity.   See interpretation 4S of the
Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance telephone interpretations manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretations manual. This information can be disclosed in footnotes to the selling shareholder table.
2. We note your disclosure in footnote 4, for example, that Mr. Lieber "disclaims beneficial ownership of the shares of Common Stock held by Wheatley Partners II, L.P. [and others] except to the extent of his equity interest therein." If someone other than Mr. Lieber exercises or shares voting and/or dispositive control over the offered shares, identify that person. Please clarify similar footnote disclosures where applicable.

3. To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Form 10-K for the year ended December 31, 2004

Item 8A.  Controls and Procedures
4. Your disclosure regarding your disclosure controls and
procedures
on page 19 indicates that your CEO and CFO concluded that your disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities and Exchange Act of
1934 is recorded, processed, summarized and reported within the time
period specified in the applicable rules and forms.   It does not
appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation
S-K and Release 33-8238.
5. Your disclosure on page 19 states that there were "no significant changes in the Company`s internal controls over financial reporting" during the last fiscal quarter. Please note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please revise accordingly.

Note A(1).  The Company
6. We note that in December 2002, the Company decided to discontinue its suite of security software products. Tell us how you considered paragraphs 30 and 42-43 of SFAS 144 in determining that classification of the operations of this product line as discontinued operations was not necessary.

Note D.   Stockholder`s Equity, page F-10

(1).  Preferred Stock, page F-10
7. Supplementally tell us how you considered SFAS 84 and EITF D-42 in
accounting for the increased conversion rate provided for in the April 2004 agreement whereby 2,483,508 shares of Series E and 231,054 shares of Series D convertible preferred stock were converted into
6,208,770 and 489,348 shares of common stock, respectively.

(2).  Private Placement, page F-10
8. Clarify whether the Company is required to deliver registered shares upon exercise of the warrants associated with the December 21,
2004 private placement. If so, tell us how the Company considered paragraph 14 of EITF 00-19 in determining whether or not these warrants should be classified as a liability.

	You are advised that we will not recommend acceleration of the effective date of the above-cited registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202) 551-
3462.
If you still require further assistance, please call Barbara C.
Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal


cc:  	Via facsimile:  212-355-4608
      Sam Schwartz, Esq.
	Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.
	845 Third Avenue
	New York, NY  10022
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Corey M. Horowitz
Network-1 Security Solutions, Inc.
June 29, 2005
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